EXHIBIT 3.1

Amendment to NeoRx Restated Bylaws effective March 28. 2006

RESOLVED, that Section 4 of the Company’s Restated Bylaws is hereby amended to add new Section 4.6, which reads as follows:

“4.6         Shares Without Certificates. Notwithstanding any other provisions herein, the Board of Directors may authorize the issuance of some or all of the shares of any or all of the corporation’s classes or series without certificates. The authorization does not affect shares already represented by certificates until they are surrendered to the corporation. Within a reasonable time after the issuance or transfer of shares without certificates, the corporation shall send the shareholder a complete record containing the information required on certificates by applicable Washington law.”